EXHIBIT 99.1

ETABLISSEMENTS DELHAIZE FRERES ET Cie “LE LION”

Société Anonyme, rue Osseghem, 53 at Molenbeek-Saint-Jean

Registered with the Trade Register of Brussels under the number 8831

V.A.T. N° BE 402.206.045

The shareholders are kindly requested to attend the Extraordinary General Meeting of our Company that will be held on Thursday, May 2, 2002, at 2:00 pm at the registered offices of the Company, rue Osseghem 53 in Molenbeek-Saint-Jean with the following agenda:

I.	MODIFICATION OF ARTICLES OF ASSOCIATION

1.	Article 1 – Form and corporate name

Proposal to replace the text of this article by the following text:

«The company is a public company (“société anonyme”) calling or having called for public savings. Its corporate name is “ETABLISSEMENTS DELHAIZE FRERES ET Cie “LE LION” (GROUPE DELHAIZE)”, in Dutch “GEBROEDERS DELHAIZE EN Cie “DE LEEUW” (DELHAIZE GROEP)” and in English “DELHAIZE BROTHERS AND Co. “THE LION” (DELHAIZE GROUP)”, in abbreviated form “GROUPE DELHAIZE”, in Dutch “DELHAIZE GROEP” and in English “DELHAIZE GROUP”, the company being allowed to use its full corporate name or one of its abridged corporate names.»

2.	Article 10 – Calls of funds

Proposal to replace the text of paragraphs 3 and 4 of this article by the following text:

«If a shareholder fails to pay called funds one month after he is sent a notice by registered mail, he will be required to pay without further notice an interest equal to the legal interest rate as from the day of the due date until full payment.

If a shareholder further fails to pay called funds one month after a second call of funds, the board of directors may declare the forfeiture of such shareholder and have his securities sold on the stock exchange, via the agency of an investment company or a credit institution, without prejudice to the right to claim the sum overdue, as well as damages and interest.»

3.	Article 11 BIS – Shareholding disclosure

Proposal to insert a new article 11 BIS between the current articles 11 and 12 as follows:

«Any person or legal entity, which owns or acquires securities granting voting rights, whether representing share capital or not, must disclose to the company and to the Banking and Finance Commission, in compliance with legal provisions in force, the number of securities which such person or legal entity owns, alone or jointly with one or several other persons or legal entities, when the voting rights attached to such securities amount to three (3,-) per cent or more of the total of the voting rights existing when the situation triggering the disclosure obligation occurs.

Such person or legal entity must do the same disclosure in the event of a transfer or of an additional acquisition of securities defined in the preceding paragraph when, after such transaction, the voting rights attached to securities that it owns amount to five (5,-) per cent, ten (10,-) per cent, fifteen (15,-) per cent and so on by blocks of five (5,-) per cent, of the total of the voting rights existing when the situation triggering the disclosure obligation occurs, or when the voting rights attached to securities that it owns fall below one of those thresholds or below the threshold mentioned in the preceding paragraph.

Similarly, any person or legal entity which, alone or jointly, acquires or transfers the direct or indirect legal or de facto control of a company which owns three (3,-) per cent at least of the voting rights of the company, must disclose it to the company and to the Banking and Finance Commission in compliance with legal provisions in force.

Disclosures relating to the acquisition or transfer of securities, which are made in compliance with the present provision, must be addressed to the Banking and Finance Commission and to the board of directors of the company at the latest the second working day after the occurrence of the triggering event. Securities acquired by inheritance must only be disclosed thirty days after the estate has been accepted, under the benefit of inventory as the case may be.

Unless otherwise provided by legal provisions in force, no one will be allowed to vote at the shareholders meeting for a number of securities greater than the number validly disclosed at the latest twenty days before such meeting, in compliance with legal provisions in force and with these articles of association, it being understood that a shareholder will in any event be allowed to vote the number of securities that does not exceed three (3,-) per cent of the total of the voting rights existing on the day of the shareholders meeting or that is between two successive thresholds.»

4.	Article 15 – Meetings

Proposal to replace the text of paragraphs 5 and 6 of this article by the following text and to insert a new paragraph after paragraph 6:

«The Board meeting may take place by conference call or any other means of communication. In such case, it is deemed to take place at the registered office.

In any case, the director who cannot physically attend the board meeting may participate to the deliberation by phone, videoconference or any other similar mean of communication.

In the situations defined in paragraphs 5 and 6 above, the vote of the director who did not physically attend will be confirmed either by its signature of the minutes of the board meeting in which he participated without physically attending, or by telecopy addressed to the registered office.»

5.	Article 16 – Deliberation

Proposal to replace the text of paragraphs 2 and 3 of this article by the following text:

«Any director who is excused or absent may authorize one of his peers in writing, by telegram, telecopy or any other form of written proxy to represent him at Board meetings and to vote on his behalf. In such case, the represented director is deemed present.

However, no proxy holder may represent more than one director at a time.»

6.	Article 17 – Minutes

Proposal to replace the text of paragraphs 3 and 4 of this article by the following text:

«Proxies are attached thereto.

Extracts and conformed copies under private seal, to be produced in court or elsewhere, are signed by one director or by a member of the management as defined in article 22.»

7.	Article 19 – Delegation of power

Proposal to delete the current paragraph 5.

Proposal to replace the text of paragraph 1 of this article by the following text:

«The board of directors may entrust the day-to-day management of the company and its representation relating to such management to one or several directors, whether they bear the title of managing director or not, or to one or several members of the management, whether chosen among the company’s staff or not, that may be granted fix or proportional pay to be charged on the general expenses of the company.»

Proposal to replace the text of paragraphs 3 and 4 of this article by the following text:

«Nonetheless, the board of directors approves of the hiring, appointment, and dismissal of company members of the management in charge of the corporate and financial policy of the company, on proposal of the person(s) in charge of the day-to-day management if any.

The Board, or within the day-to-day management, a person in charge of the day-to-day management, are authorized to mandate certain directors or other individuals for specific deeds. The proxy holder binds the company within terms of his or her proxy.»

8.	Article 19 BIS – Representation of the company

Proposal to insert a new article in the articles of association between articles 19 and 20 as follows:

«The company is represented towards third parties and before courts by two directors acting jointly, or by one director acting jointly with one of the members of the management of the company appointed for such purpose by the board of directors. The board of directors ensures that the identity of the members of the management entitled to represent the company jointly with one director is published in the Appendix of the Official Gazette.»

9.	Article 20 – Other position

Proposal to replace the text of paragraph 1 of this article by the following text:

«Managing directors or members of the management are barred from accepting another managing or administrative position, whether remunerated or not, from any other entity or company, unless especially authorized by the board of directors.»

10.	Article 24 – Liability

Proposal to replace the text of paragraph 2 of this article by the following text:

«They are responsible with respect to their office and to any errors committed in the course of their duty in compliance with legal provisions in force.»

11.	Article 25 – Indemnity

Proposal to replace paragraph 1 of this article by the following text:

«The shareholders meeting may grant directors a fixed or proportional indemnity to be charged on general expenses.»

12.	Article 26 – Representation

Proposal to delete this article.

13.	Article 28 – Meeting

Proposal to replace the text of paragraph 1 of this article by the following text:

«The ordinary meeting automatically takes place on the fourth Thursday of May at 3 p.m.»

Proposal to replace the text of paragraphs 3, 4 and 5 of this article by the following text:

«An extraordinary or special meeting may be convened every time it is in the company’s interest. It must be convened at the request of shareholders providing they own altogether one fifth of the share capital.

In the latter case, the shareholders will indicate in their request the items to be included on the agenda, and the board of directors or the auditors must convene a shareholders meeting within six weeks as from the request.

Shareholders meetings will take place in one of the districts of the city of Brussels at the location indicated in the notice.»

14.	Article 29 – Notice

Proposal to replace the text of this article by the following text:

«The shareholders meeting is held on convening notice of the board of directors or of the auditors.

The notice contains the agenda and complies with the formal requirement and the calendar imposed by legal provisions in force. Notices of shareholders meetings decided by the board of directors may validly be signed on its behalf by one of the persons in charge of the day-to-day management.

The agenda of notices of the ordinary shareholders meeting must include, among other things, the following items: discussion on the management and auditors reports, discussion on the annual accounts, discharge of directors and auditors, re-election and replacement of outgoing or missing directors and auditors.»

15.	Article 30 – Deposit of securities

Proposal to replace the title of this article by the title “Notice of attendance and deposit of securities”.

Proposal to replace the text of paragraphs 1 and 2 of this article by the following text:

«In order to be admitted to a shareholders meeting, holders of registered securities must notify their intention to exercise their rights at the meeting to the board of directors no later than four working days before such meeting.

The holders of bearer securities must deposit their securities at the registered office of the company within the same timeframe. Unless the body convening the shareholders meeting decides otherwise and indicates it in the notice, the deposit of bearer securities at the registered office may be replaced by the communication to the company, within the same timeframe, of an affidavit of one of the financial institutions indicated in the notice, certifying the blocking of the securities until, and including, the date of the shareholders meeting.»

16.	Article 31 – Representation

Proposal to replace the text of paragraph 3 of this article by the following text:

«The board of directors may decide the proxies formula. They must be deposited at the indicated location no later than four working days before the day of the meeting. Proxies may also be sent by telecopy at the number indicated in the notice, no later than four working days before the day of the meeting, provided that the signed original of such proxies be handed over to the office of the shareholders meeting at the latest at the beginning of such meeting. Failing that, the company will not acknowledge the powers of the proxy holder.»

17.	Article 33 – Adjournment

Proposal to replace the text of this article by the following text:

«The board of directors is allowed to adjourn any shareholders meeting, ordinary or not, in the course of such meeting. The decision of the board of directors must not be motivated.

The decision to adjourn a meeting cancels any decision taken and the shareholders are convened again within three weeks with the same agenda.

Formalities accomplished in compliance with article 32 in order to attend the first shareholders meeting remain valid for the second meeting. Besides, new deposits of bearer securities and new communication of blocking affidavits of bearer securities, as well as new attendance notices made by registered securities holders, are allowed for the purpose of the second meeting within the timeframe provided by these articles of association.»

18.	Article 36 – Minutes

Proposal to replace the text of paragraph 2 of this article by the following text:

«Extract and conformed copies under private seal of such minutes to be produced in court or elsewhere must be signed by one director.»

19.	Article 37 – Inventory and annual accounts

Proposal to delete paragraphs 3 to 7 of this article.

Proposal to replace the text of current paragraphs 2 and 8 by the following text:

«On the thirty-first day of December of each year, directors draw up an inventory, prepare a management report and the annual accounts in compliance with the legal provisions in force.

Fifteen days prior to the ordinary shareholders meeting, shareholders may obtain at the registered office information about:

1.	the annual accounts;

2.	the list of government funds, shares, bonds, and other securities included in the portfolio;

3.	the list of shareholders who have not paid up their shares, with the number of shares they own and their domicile;

4.	the management report and the auditors’ report.»

20.	Article 38 – Vote on annual accounts

Proposal to replace the text of paragraph 1 of this article by the following text:

«The ordinary shareholders meeting hears the management report and auditing report and discusses the annual accounts.»

Proposal to replace the text of paragraphs 4 to 6 of this article by the following text:

«The ordinary shareholders meeting votes on the adoption of the annual accounts.

After adoption of the annual accounts, the meeting votes separately on the discharge of directors and auditors.

Discharge is valid only if the annual accounts contain neither omission, nor false indication concealing the company’s genuine situation and, with respect to actions undertaken in violation of the articles of association, only if they have been especially indicated in the notice.»

21.	Article 43 – Sharing among shareholders

Proposal to delete paragraph 1 of this article.

22.	Article 44 – Election of domicile

Proposal to replace the text of this article by the following text:

«With respect to the execution of these articles of association, any registered shareholder domiciled in a foreign country, unless it has elected a domicile in Belgium, any member of the management, auditor, liquidator hereby elects domicile at the registered office of the company where all communications, notices may be made or summons served.»

II.	AUTHORIZED CAPITAL AND AUTHORIZATION TO ACQUIRE OWN SHARES

23.	Report of the board of directors regarding the renewal of authorized capital and miscellaneous authorizations to acquire, transfer and pledge company’s shares.

24.	Proposal to authorize the board of directors to increase the share capital up to forty-six million one hundred ninety-six thousand three hundred and fifty-two Euros (46.196.352,-EUR), for a period of five years as from the date of publication of this authorization in the Official Gazette, under the following conditions:

-by contributions in cash or, to the extent permitted by law, by contributions in kind, or by incorporation of available or unavailable reserves or of the “issuance premium” account. In the latter cases, such increase may occur with or without issuance of new shares;

-by the issuance of new shares, of convertible bonds or of subscription rights, whether or not attached to other securities;

-by limiting or revoking the preferential right, including rights in favor of one or more specific individuals, whether or not employees of the company or of its subsidiaries;

25.	Proposal to grant the board of directors, for a period of three years from the date of the present meeting, the authorization to increase the share capital, by means of the authorized capital, after having received a notice of a public take-over bid relating to the company, and this according to the terms provided for by law.

26.	Article 9 – Authorized capital

Subsequent proposal to modify the text of paragraph 1 of the point A of this article as follows:

«The board of directors is authorized to increase the share capital in one or several times up to the amount of forty-six million one hundred ninety-six thousand three hundred and fifty-two Euros (Euros 46,196,352) on the dates and pursuant to the terms decided by the board of directors for a period of five years as from the date of publication of this authorization in the Official Gazette.»

Subsequent proposal to modify the text of paragraph 6 of the point A of this article as follows:

«To the extent permitted by law, the board of directors is even authorized to increase the share capital after it has received notice of a public take-over bid relating to the company. In such a case, the board of directors is especially authorized to limit or revoke the preferential right of the shareholders in favor of specific individuals. Such authorization is granted to the board of directors for a period of three years from the date of the extraordinary shareholders meeting of May 2, 2002. It may be renewed on the terms provided for by law.»

27.	Proposal to grant all powers to the company to acquire and transfer its own shares, according to the terms provided for by articles 620, 622, §2, 1st paragraph and 622, §2, 2nd paragraph of the Company code.

28.	Article 9 BIS –Acquisition, pledge and transfer of own shares

Subsequent proposal to replace the current text of this article by the following text:

«The company may acquire or hold in pledge its own shares in compliance with legal provisions in force. The board of directors is authorized to transfer the shares that the company acquired on or out of a stock exchange upon the conditions it determines, without shareholders meeting’s prior approval in compliance with legal provisions in force.

By decisions of the extraordinary shareholders meeting dated May 2, 2002, the board of directors is authorized to acquire and to transfer company’s shares when such acquisition or transfer is necessary in order to prevent serious and imminent damage to the company. Such authorizations are granted for a period of three years as from the date of publication of this authorization in the Appendix of the Belgian Official Gazette.

The above-mentioned authorizations extend to acquisitions and transfers of shares of the company by one or several of its direct subsidiaries and are renewable in compliance with legal provisions in force.

In addition, by decision of the extraordinary shareholders meeting of May 2, 2002, the board of directors is authorized to acquire the company’s shares up to a maximum amount of ten per cent of the total number of issued shares at a minimum unit price of one Euro (Euro 1) and a maximum unit price of one hundred and fifty Euros (Euros 150) for a duration of eighteen months as from the date of the extraordinary shareholders general meeting of May 2, 2002. Such authorization also extends to the acquisition of the shares of the company by one or several direct subsidiaries of the company, as defined by legal provisions on acquisition of shares of the mother company by subsidiaries.»

III.	MISCELLANEOUS — POWERS

29.	Proposal to cancel the second provisional measure relating to the authorization to acquire the company’s shares that currently appears at the end of the articles of association.

30.	Adaptation to the terminology of the Company code and renumbering of articles

Proposal to adapt the articles of association to the terminology of the Company code and to replace accordingly the words “statutory auditor” by the word “auditor” in the last paragraph of article 8.

In connection with the items of the agenda under sections I and II above, proposal to renumber the articles of association, to transform article 9BIS in article 10, the new article 11BIS in article 13 and the new article 19BIS in article 22 and, accordingly, to renumber the other articles and to adapt the cross-references.

31.	Powers

Proposal of resolution: «The extraordinary general meeting grants all powers to the board of directors, or to the person to whom it will give a proxy with this aim, to perform the present decisions and to coordinate the articles of association.»

In order to attend the Extraordinary General Meeting, the shareholders or their representatives must comply with Articles 30 and 31 of the Articles of Association.

The bearer shares must be deposited at the latest four business days prior to the meeting, i.e., on April 25, 2002 at the latest:

- at the registered offices of the Company; or

- at the offices of Banque Artesia, B.B.L., Fortis Banque, K.B.C. or Banque Degroof.

Shareholders may be represented by proxy holders at the Extraordinary General Meeting. The executed originals of the proxies must be delivered to the Company or to one of the banks mentioned above on April 25, 2002 at the latest, and the proxies must be in the form approved by the Company. The form of proxy approved by the Company may be obtained at the above-mentioned places.

In order to attend the meeting, individuals acting as shareholders or proxy holders must evidence their identity and powers, and representatives of corporations must deliver the documents evidencing their capacity of corporate representatives or special proxy holders to the Company, at the beginning of the meeting at the latest.

Shareholders may review the Report of the Board of Directors regarding the renewal of authorized capital and miscellaneous authorizations to acquire, transfer and pledge company’s shares during business hours at the registered offices of the Company and at the banks mentioned above as from April 17, 2002.

The Board of Directors